UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Solar Senior Capital Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83416M105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The John W. Jordan II Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 421,904

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 421,904

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,904

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.66%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Gretchen S. Jordan 1998 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 117,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 117,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.02%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The GSJ 2003 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,450

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 52,450

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.46%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jordan Consulting, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.46%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jordan-Resolute, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,650

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 52,650

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.46%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83416M105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John W. Jordan II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 698,504

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 698,504

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,504

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.06%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83416M105

Item 1.	(a)	Name of Issuer: Solar Senior Capital Ltd. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 500 Park Avenue, #3 New York, New York 10022

Item 2.	(a)

Name of Person Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•      The John W. Jordan II Revocable Trust, a trust formed under the laws of Illinois (the “JWJ Trust”);

•      The Gretchen S. Jordan 1998 Trust, a trust formed under the laws of Illinois (the “1998 Trust”);

•      The GSJ 2003 Trust, a trust formed under the laws of Illinois (the “2003 Trust”);

•      Jordan Consulting, Inc., an Illinois corporation (“Jordan Consulting”);

•      Jordan-Resolute, LLC, a Delaware limited liability company (“Jordan-Resolute”); and

•      John W. Jordan II, a United States citizen (“Mr. Jordan”).

Mr. Jordan is the trustee of the JWJ Trust, the 1998 Trust and the 2003 Trust (collectively, the “Trusts”) and may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) of the Trusts.

Mr. Jordan is both the owner and President of each of Jordan Consulting and Jordan-Resolute and may be deemed to have voting and dispositive power with respect to the shares of Common Stock of each of Jordan Consulting and Jordan-Resolute.

(b).

Address of Principal Office or, if none, Residence:
The business address of each of the JWJ Trust, Jordan Consulting and Mr. Jordan is 875 North Michigan Avenue, Suite 4020, Chicago, Illinois 60611.

The business address of the 1998 Trust and the 2003 Trust is 3 West Burton Place, Chicago, Illinois 60610.

The business address of Jordan-Resolute is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(c)

Citizenship or Place of Organization:
Mr. Jordan is a citizen of the United States.

The JWJ Trust, 1998 Trust and 2003 Trust are trusts formed under the laws of the State of Illinois.

Jordan Consulting is a corporation formed under the laws of the State of Illinois.

Jordan-Resolute is a limited liability company formed under the laws of the State of Delaware.

	(d)	Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”)
	(e)	CUSIP Number: 83416M105

CUSIP No. 83416M105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);
	(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership:

(a)

Amount beneficially owned:

(i) The JWJ Trust individually beneficially owns 421,904 shares of Common Stock.

(ii) The 1998 Trust individually beneficially owns 117,500 shares of Common Stock.

(iii) The 2003 Trust individually beneficially owns 52,450 shares of Common Stock.

(iv) Jordan Consulting individually beneficially owns 54,000 shares of Common Stock.

(v) Jordan-Resolute individually beneficially owns 52,650 shares of Common Stock.

(vi) Mr. Jordan may be deemed to be the beneficial owner of the shares of Common Stock held by the Trusts, Jordan Consulting and Jordan-Resolute.  Please note that Mr. Jordan may be deemed to be the custodian with respect to the 8,000 shares of Common Stock held by each of John W. Jordan III, Jennifer Jordan Gorman and Colby E. Jordan (collectively, the “Individuals”).  However, Mr. Jordan disclaims beneficial ownership with respect to any of these shares.  In addition, none of the Individuals has any intent or agreement to act together with any of the Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Issuer.

(vii)  Collectively, the Reporting Persons beneficially own 698,504 shares of Common Stock.

(b)

Percent of class:

(i) The JWJ Trust’s individual beneficial ownership of 421,904 shares of Common Stock represents 3.66% of all of the outstanding shares of Common Stock based on 11,525,616 shares of Common Stock outstanding as of October 29, 2013 as set forth in Form 10-Q filed by the Issuer on October 30, 2013.

(ii) The 1998 Trust’s individual beneficial ownership of 117,500 shares of Common Stock represents 1.02% of all of the outstanding shares of Common Stock.

(iii) The 2003 Trust’s individual beneficial ownership of 52,450 shares of Common Stock represents 0.46% of all of the outstanding shares of Common Stock.

(iv) Jordan Consulting’s individual beneficial ownership of 54,000 shares of Common Stock represents 0.46% of all of the outstanding shares of Common Stock.

(v) Jordan-Resolute’s individual beneficial ownership of 52,650 shares of Common Stock represents 0.46% of all of the outstanding shares of Common Stock.

(vi) Mr. Jordan’s beneficial ownership of 698,504 shares of Common Stock represents 6.06% of all of the outstanding shares of Common Stock.

(vii)  Collectively, the Reporting Persons’ beneficial ownership of 698,504 shares of Common Stock represents 6.06% of all of the outstanding shares of Common Stock.

CUSIP No. 83416M105

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Not applicable
(ii)

Shared power to vote or to direct the vote:

The JWJ Trust and Mr. Jordan have shared power to vote or direct the vote of the 421,904 shares of Common Stock individually beneficially owned by the JWJ Trust.

The 1998 Trust and Mr. Jordan have shared power to vote or direct the vote of the 117,500 shares of Common Stock individually beneficially owned by the 1998 Trust.

The 2003 Trust and Mr. Jordan have shared power to vote or direct the vote of the 52,450 shares of Common Stock individually beneficially owned by the 2003 Trust.

Jordan Consulting and Mr. Jordan have shared power to vote or direct the vote of the 54,000 shares of Common Stock individually beneficially owned by Jordan Consulting.

Jordan-Resolute and Mr. Jordan have shared power to vote or direct the vote of the 52,650 shares of Common Stock individually beneficially owned by the Jordan-Resolute.

(iii) Sole power to dispose or to direct the disposition of: Not applicable
(iv)

Shared power to dispose or to direct the disposition of:

The JWJ Trust and Mr. Jordan have shared power to dispose or direct the disposition of the 421,904 shares of Common Stock individually beneficially owned by the JWJ Trust.

The 1998 Trust and Mr. Jordan have shared power to dispose or direct the disposition of the 117,500 shares of Common Stock individually beneficially owned by the 1998 Trust.

The 2003 Trust and Mr. Jordan have shared power to dispose or direct the disposition of the 52,450 shares of Common Stock individually beneficially owned by the 2003 Trust.

Jordan Consulting and Mr. Jordan have shared power to dispose or direct the disposition of the 54,000 shares of Common Stock individually beneficially owned by Jordan Consulting.

Jordan-Resolute and Mr. Jordan have shared power to dispose or direct the disposition of the 52,650 shares of Common Stock individually beneficially owned by the Jordan-Resolute.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2014

THE JOHN W. JORDAN II REVOCABLE TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

THE GRETCHEN S. JORDAN 1998 TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

THE GSJ 2003 TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

JORDAN CONSULTING INC.

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: President

JORDAN-RESOLUTE, LLC

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: President

By:	/s/ John W. Jordan II
John W. Jordan II

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Solar Senior Capital Ltd., dated as of February 10, 2014, and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 10, 2014

THE JOHN W. JORDAN II REVOCABLE TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

THE GRETCHEN S. JORDAN 1998 TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

THE GSJ 2003 TRUST

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: Trustee

JORDAN CONSULTING INC.

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: President

JORDAN-RESOLUTE, LLC

By:	/s/ John W. Jordan II
Name: John W. Jordan II
Title: President

By:	/s/ John W. Jordan II
John W. Jordan II

EXHIBIT B

The John W. Jordan II Revocable Trust

The Gretchen S. Jordan 1998 Trust

The GSJ 2003 Trust

Jordan Consulting, Inc.

Jordan-Resolute, LLC

John W. Jordan II